SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

February 10, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, February 10th 2011

To
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re.: Sect. 62 Listing Rules and Regulations

Dear Sirs,

In compliance with Sect. 62 of the rules and regulations in force, we hereby inform the following data referred to the annual balance sheet for the year ended 31 December 2010:

Figures expressed in thousand Argentine Pesos (AR $)

1) Income for the year – Earnings
Ordinary – Earnings	1,010,430
Special	0
Total	1,010,430

2) Shareholders’ Equity
Capital Stock	594,485
Premium on share issue	398,750
Shareholders’ Equity adjustments	4,511
Legal Reserve	764,140
Optional Reserve	211
Retained Income – Earnings	2,390,745
Total Shareholders’ Equity	4,152,842

Profit distribution proposal:

The Board of Directors has approved the following proposal regarding:

a)	Distribution of cash dividends: AR $0.85 per issued and outstanding share, which shows a total of AR $ 505,312,392.80.

Such amount represents 85% of the Bank’s current capital stock (AR $594,485,168).

Distribution of the above stated cash divided is subject to the authorization from the Central Bank of the Republic of Argentina.

The above mentioned distribution is not subject to the 35% withholding provided for under the Section incorporated immediately after Sect. 69 of the Income Tax Law, since the distributed dividends do not exceed the income determined as a result of applying the general provisions of such law.

b)	Profit capitalizations, capital currency adjustments and other matters: no proposal is submitted.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,539,895	226,766,916	237,306,811	39,92
Other	695,775	356,482,582	357,178,357	60,08
Total	11,235,670	583,249,498	594,485,168	100,00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The company’s controlling Group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 10, 2011

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfin Jorge Ezequiel Carballo
Title: Vice Chairman